Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Third Quarter of 2025 Unaudited Financial Results

•	A total of 1,948 hotels, or 219,359 hotel rooms, in operation as of September 30, 2025.

•	Net revenues for the third quarter of 2025 increased by 38.4% year-over-year to RMB2,628 million (US$369 million).

•	Net income for the third quarter of 2025 increased by 24.6% year-over-year to RMB474 million (US$67 million).

•	Adjusted net income (non-GAAP)[1] for the third quarter of 2025 increased by 27.0% year-over-year to RMB488 million (US$69 million).

•	EBITDA (non-GAAP)[2] for the third quarter of 2025 increased by 27.0% year-over-year to RMB672 million (US$94 million).

•	Adjusted EBITDA (non-GAAP)[3] for the third quarter of 2025 increased by 28.7% year-over-year to RMB685 million (US$96 million).

SHANGHAI, China, November 25, 2025 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter of 2025 Operational Highlights

As of September 30, 2025, there were 1,948 hotels with a total of 219,359 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 27.1% and 25.2% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of September 30, 2025, there were 754 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB447 for the third quarter of 2025, compared with RMB456 for the same period of 2024 and RMB433 for the previous quarter.

The occupancy rate4 was 80.2% for the third quarter of 2025, compared with 80.3% for the same period of 2024 and 76.4% for the previous quarter.

The revenue per available room4 (“RevPAR”) was RMB371 for the third quarter of 2025, compared with RMB380 for the same period of 2024 and RMB343 for the previous quarter.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

The GMV5 generated from our retail business was RMB994 million for the third quarter of 2025, representing an increase of 75.5% year-over-year.

“In the third quarter of 2025, amid a volatile market environment, Atour remained fully dedicated to users’ core needs while continuously advancing product innovation and enhancing customer experience,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “For the hotel business, by the end of the third quarter, we had 1,948 hotels in operation, representing solid progress toward our strategic goal of ‘2,000 Premier Hotels.’ At the same time, we have consistently strengthened the competitive differentiation of our hotel brands, enhanced operational efficiency, and refined experiential details. Our retail business also maintained robust growth momentum, with GMV increasing 75.5% year over year to RMB994 million in the third quarter. Beyond ongoing innovation in our core offerings, we took a significant step forward with the launch of the ‘Atour Planet Deep Sleep Standard,’ actively expanding our deep sleep ecosystem and driving continuous evolution and transformation across the industry.”

“Looking ahead, we will remain guided by our original aspirations, dedicate ourselves to creating user value, and foster deeper emotional connections with our users. Simultaneously, we will further enhance organizational vitality and strengthen our fundamental capabilities, driving high-quality and sustainable growth,” concluded Mr. Wang.

Third Quarter of 2025 Unaudited Financial Results

(RMB in thousands)	Q3 2024	Q3 2025
Revenues:
Manachised hotels	1,179,211	1,560,266
Leased hotels	189,531	164,158
Retail	479,704	846,337
Others	50,136	57,209
Net revenues	1,898,582	2,627,970

Net revenues. Our net revenues for the third quarter of 2025 increased by 38.4% to RMB2,628 million (US$369 million) from RMB1,899 million for the same period of 2024. The increase was mainly driven by growth in the manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the third quarter of 2025 increased by 32.3% to RMB1,560 million (US$219 million) from RMB1,179 million for the same period of 2024. The increase was primarily driven by our ongoing hotel network expansion. The total number of our manachised hotels increased from 1,504 as of September 30, 2024 to 1,924 as of September 30, 2025.

5“GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

•	Leased hotels. Revenues from our leased hotels for the third quarter of 2025 decreased by 13.4% to RMB164 million (US$23 million) from RMB190 million for the same period of 2024. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization. The total number of our leased hotels decreased from 29 as of September 30, 2024 to 24 as of September 30, 2025.

•	Retail. Revenues from retail for the third quarter of 2025 increased by 76.4% to RMB846 million (US$119 million) from RMB480 million for the same period of 2024. The increase was driven by growing recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

•	Others. Revenues from others for the third quarter of 2025 increased by 14.1% to RMB57 million (US$8 million) from RMB50 million for the same period of 2024.

(RMB in thousands)	Q3 2024	Q3 2025
Operating costs and expenses:
Hotel operating costs	(876,197)	(1,081,694)
Retail costs	(227,027)	(400,144)
Other operating costs	(7,814)	(7,726)
Selling and marketing expenses	(218,433)	(354,722)
General and administrative expenses	(81,977)	(100,451)
Technology and development expenses	(30,240)	(44,447)
Total operating costs and expenses	(1,441,688)	(1,989,184)

Operating costs and expenses for the third quarter of 2025 were RMB1,989 million (US$279 million), including RMB13 million share-based compensation expenses, compared with RMB1,442 million, including RMB3 million share-based compensation expenses for the same period of 2024.

•	Hotel operating costs for the third quarter of 2025 were RMB1,082 million (US$152 million), compared with RMB876 million for the same period of 2024. The increase was mainly due to the increase in variable costs, such as supply chain costs and hotel manager costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 62.7% of manachised and leased hotels’ revenues for the third quarter of 2025, compared with 64.0% for the same period of 2024. The decrease was primarily due to a lower proportion of leased hotels as a result of our product mix optimization.

•	Retail costs for the third quarter of 2025 were RMB400 million (US$56 million), compared with RMB227 million for the same period of 2024. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 47.3% of retail revenues for the third quarter of 2025, remaining stable compared to the same period of 2024.

•	Other operating costs for the third quarter of 2025 were RMB8 million (US$1 million), consistent with the same period of 2024.

•	Selling and marketing expenses for the third quarter of 2025 were RMB355 million (US$50 million), compared with RMB218 million for the same period of 2024. The increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 13.5% of net revenues for the third quarter of 2025, compared with 11.5% for the same period of 2024.

•	General and administrative expenses for the third quarter of 2025 were RMB100 million (US$14 million), including RMB10 million share-based compensation expenses, compared with RMB82 million, including RMB3 million share-based compensation expenses for the same period of 2024. Excluding the share-based compensation expenses, this increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 3.4% of net revenues for the third quarter of 2025, compared with 4.2% for the same period of 2024.

•	Technology and development expenses for the third quarter of 2025 were RMB44 million (US$6 million), compared with RMB30 million for the same period of 2024. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network, retail business and improve customer experience. Technology and development expenses accounted for 1.7% of net revenues for the third quarter of 2025, compared with 1.6% for the same period of 2024.

Other operating income, net for the third quarter of 2025 was RMB13 million (US$2 million), compared with RMB35 million for the same period of 2024.

Income from operations for the third quarter of 2025 was RMB651 million (US$92 million), compared with RMB492 million for the same period of 2024.

Income tax expense for the third quarter of 2025 was RMB201 million (US$28 million), compared with RMB143 million for the same period of 2024. The increase was primarily due to higher income from operations as well as withholding tax arising from dividend distributions.

Net income for the third quarter of 2025 was RMB474 million (US$67 million), representing an increase of 24.6% compared with RMB381 million for the same period of 2024.

Adjusted net income (non-GAAP) for the third quarter of 2025 was RMB488 million (US$69 million), representing an increase of 27.0% compared with RMB384 million for the same period of 2024.

Basic and diluted income per share/American depositary share (ADS). For the third quarter of 2025, basic income per share was RMB1.14 (US$0.16), and diluted income per share was RMB1.13 (US$0.16). For the third quarter of 2025, basic income per ADS was RMB3.42 (US$0.48), and diluted income per ADS was RMB3.39 (US$0.48).

EBITDA (non-GAAP) for the third quarter of 2025 was RMB672 million (US$94 million), representing an increase of 27.0% compared with RMB529 million for the same period of 2024.

Adjusted EBITDA (non-GAAP) for the third quarter of 2025 was RMB685 million (US$96 million), representing an increase of 28.7% compared with RMB532 million for the same period of 2024.

Cash flows. Operating cash inflow for the third quarter of 2025 was RMB631 million (US$89 million). Investing cash outflow for the third quarter of 2025 was RMB590 million (US$83 million). Financing cash outflow for the third quarter of 2025 was RMB80 million (US$11 million).

Cash and cash equivalents and restricted cash. As of September 30, 2025, the Company had a total balance of cash and cash equivalents and restricted cash of RMB2.7 billion (US$375 million).

Debt financing. As of September 30, 2025, the Company had total outstanding borrowings of RMB67 million (US$9 million).

Outlook

For the full year of 2025, the Company currently expects total net revenues to increase by 35% compared with full-year 2024.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, November 25, 2025 (or 8:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Third Quarter of 2025 Earnings Conference Call
Pre-registration Link: https://register-conf.media-server.com/register/BI16ba7541be5f40f5918d5047fe4d7e47

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; adjusted net income per ordinary share - Diluted, which is defined as net income attributable to the Company excluding share-based compensation expenses divided by the number of weighted average ordinary shares used in calculating net income per ordinary share - Diluted; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income, adjusted net income per ordinary share – Diluted, and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	September 30,
	2024	2025
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	3,618,451	2,670,445	375,115
Short-term investments	1,266,061	3,066,971	430,815
Accounts receivable	186,047	266,940	37,497
Prepayments and other current assets	331,632	475,329	66,769
Amounts due from related parties	146,120	191,409	26,887
Inventories	167,436	158,652	22,286
Total current assets	5,715,747	6,829,746	959,369
Non-current assets
Restricted cash	1,179	1,179	166
Contract costs	119,408	131,696	18,499
Property and equipment, net	213,676	238,179	33,457
Operating lease right-of-use assets	1,502,891	1,411,216	198,232
Intangible assets, net	6,373	5,166	726
Goodwill	17,446	17,446	2,451
Other assets	71,217	73,034	10,259
Deferred tax assets	230,877	244,936	34,406
Total non-current assets	2,163,067	2,122,852	298,196
Total assets	7,878,814	8,952,598	1,257,565

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	291,002	283,020	39,756
Accounts payable	693,783	772,548	108,519
Deferred revenue, current	453,986	486,351	68,317
Salary and welfare payable	225,687	257,904	36,228
Accrued expenses and other payables	882,009	1,094,131	153,692
Income taxes payable	221,649	205,151	28,817
Short-term borrowings	60,000	65,000	9,130
Amounts due to related parties	2,101	2,539	357
Total current liabilities	2,830,217	3,166,644	444,816
Non-current liabilities
Operating lease liabilities, non-current	1,379,811	1,292,589	181,569
Deferred revenue, non-current	475,331	519,154	72,925
Long-term borrowings, non-current portion	2,000	2,000	281
Other non-current liabilities	245,568	281,328	39,518
Total non-current liabilities	2,102,710	2,095,071	294,293
Total liabilities	4,932,927	5,261,715	739,109

1 Translations of balances in the consolidated financial statements from RMB into US$ for the third quarter of 2025 and as of September 30, 2025 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.1190, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2025.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	September 30,
	2024	2025
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	245	246	35
Class B ordinary shares	56	56	8
Treasury shares	-	(85,310)	(11,983)
Additional paid in capital	1,608,017	1,743,464	244,903
Retained earnings	1,346,526	2,068,992	290,630
Accumulated other comprehensive income (loss)	1,386	(28,386)	(3,988)
Total equity attributable to shareholders of the Company	2,956,230	3,699,062	519,605
Non-controlling interests	(10,343)	(8,179)	(1,149)
Total shareholders’ equity	2,945,887	3,690,883	518,456
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	7,878,814	8,952,598	1,257,565

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	1,179,211	1,560,266	219,169	3,042,301	3,891,643	546,656
Leased hotels	189,531	164,158	23,059	537,913	442,318	62,132
Retail	479,704	846,337	118,884	1,433,029	2,504,965	351,870
Others	50,136	57,209	8,036	150,679	163,407	22,954
Net revenues	1,898,582	2,627,970	369,148	5,163,922	7,002,333	983,612
Operating costs and expenses:
Hotel operating costs	(876,197)	(1,081,694)	(151,945)	(2,314,119)	(2,711,070)	(380,822)
Retail costs	(227,027)	(400,144)	(56,208)	(698,133)	(1,188,112)	(166,893)
Other operating costs	(7,814)	(7,726)	(1,085)	(27,558)	(21,947)	(3,082)
Selling and marketing expenses	(218,433)	(354,722)	(49,828)	(617,751)	(1,030,466)	(144,749)
General and administrative expenses	(81,977)	(100,451)	(14,110)	(250,120)	(351,810)	(49,418)
Technology and development expenses	(30,240)	(44,447)	(6,243)	(87,373)	(126,402)	(17,756)
Total operating costs and expenses	(1,441,688)	(1,989,184)	(279,419)	(3,995,054)	(5,429,807)	(762,720)
Other operating income, net	35,464	12,670	1,780	39,530	30,393	4,269
Income from operations	492,358	651,456	91,509	1,208,398	1,602,919	225,161
Interest income	12,995	18,595	2,612	38,910	60,312	8,472
Gain from short-term investments	13,807	13,015	1,828	34,344	31,540	4,430
Interest expense	(856)	(477)	(67)	(2,383)	(1,872)	(263)
Other income (expenses), net	5,678	(6,900)	(969)	5,127	(22,800)	(3,202)
Income before income tax	523,982	675,689	94,913	1,284,396	1,670,099	234,598
Income tax expense	(143,272)	(201,299)	(28,276)	(342,072)	(527,281)	(74,067)
Net income	380,710	474,390	66,637	942,324	1,142,818	160,531
Less: net (loss) income attributable to non-controlling interests	(3,679)	670	94	(2,875)	2,164	304
Net income attributable to the Company	384,389	473,720	66,543	945,199	1,140,654	160,227

Net income	380,710	474,390	66,637	942,324	1,142,818	160,531
Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes	(34,245)	(5,018)	(705)	(21,114)	(29,772)	(4,182)
Other comprehensive loss, net of nil income taxes	(34,245)	(5,018)	(705)	(21,114)	(29,772)	(4,182)
Total comprehensive income	346,465	469,372	65,932	921,210	1,113,046	156,349
Less: Comprehensive (loss) income attributable to non-controlling interests	(3,679)	670	94	(2,875)	2,164	304
Comprehensive income attributable to the Company	350,144	468,702	65,838	924,085	1,110,882	156,045
Net income per ordinary share
—Basic	0.93	1.14	0.16	2.29	2.74	0.38
—Diluted	0.92	1.13	0.16	2.27	2.72	0.38
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	413,928,908	416,249,869	416,249,869	413,340,195	415,735,035	415,735,035
—Diluted	416,980,577	420,259,104	420,259,104	416,529,151	419,755,975	419,755,975

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	432,923	630,839	88,613	1,152,800	1,399,310	196,560
Cash flows from investing activities:
Payment for purchases of property and equipment	(23,128)	(25,828)	(3,628)	(55,879)	(74,099)	(10,409)
Proceeds from disposal of property and equipment	-	255	36	-	4,995	702
Payment for purchases of intangible assets	(1,147)	(27)	(4)	(1,429)	(254)	(36)
Payment for purchases of short-term investments	(6,342,920)	(4,088,000)	(574,238)	(13,584,920)	(10,905,000)	(1,531,816)
Proceeds from maturities of short-term investments	5,795,448	3,523,264	494,910	12,801,208	9,135,630	1,283,274
Net cash used in investing activities	(571,747)	(590,336)	(82,924)	(841,020)	(1,838,728)	(258,285)
Cash flows from financing activities:
Proceeds from borrowings	-	-	-	20,000	35,000	4,916
Repayment of borrowings	-	-	-	-	(30,000)	(4,214)
Proceeds from stock option exercises	14,944	5,416	761	14,944	18,747	2,633
Payment for dividends	(436,048)	-	-	(436,048)	(418,188)	(58,743)
Payment of share repurchases	-	(85,310)	(11,983)	-	(85,310)	(11,983)
Net cash used in financing activities	(421,104)	(79,894)	(11,222)	(401,104)	(479,751)	(67,391)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(21,948)	(5,760)	(809)	(10,320)	(28,837)	(4,049)
Net decrease in cash and cash equivalents and restricted cash	(581,876)	(45,151)	(6,342)	(99,644)	(948,006)	(133,165)
Cash and cash equivalents and restricted cash at the beginning of the period	3,323,985	2,716,775	381,623	2,841,753	3,619,630	508,446
Cash and cash equivalents and restricted cash at the end of the period	2,742,109	2,671,624	375,281	2,742,109	2,671,624	375,281

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	380,710	474,390	66,637	942,324	1,142,818	160,531
Share-based compensation expenses, net of tax effect of nil[2]	3,282	13,314	1,870	30,309	116,701	16,393
Adjusted net income (non-GAAP)	383,992	487,704	68,507	972,633	1,259,519	176,924

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income per ordinary share - Diluted (GAAP)	0.92	1.13	0.16	2.27	2.72	0.38
Share-based compensation expenses, net of tax effect of nil per ordinary share[2]	0.01	0.03	0.00	0.07	0.28	0.04
Adjusted net income per ordinary share - Diluted (non-GAAP)	0.93	1.16	0.16	2.34	3.00	0.42

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	380,710	474,390	66,637	942,324	1,142,818	160,531
Interest income	(12,995)	(18,595)	(2,612)	(38,910)	(60,312)	(8,472)
Interest expense	856	477	67	2,383	1,872	263
Income tax expense	143,272	201,299	28,276	342,072	527,281	74,067
Depreciation and amortization	17,150	14,321	2,012	50,989	40,317	5,663
EBITDA (non-GAAP)	528,993	671,892	94,380	1,298,858	1,651,976	232,052
Share-based compensation expenses	3,282	13,314	1,870	30,309	116,701	16,393
Adjusted EBITDA (non-GAAP)	532,275	685,206	96,250	1,329,167	1,768,677	248,445

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q3 2025	Closed in Q3 2025	As of September 30, 2025	As of September 30, 2025
Manachised hotels	152	28	1,924	215,631
Leased hotels	-	-	24	3,728
Total	152	28	1,948	219,359

		As of September 30, 2025
		Properties
Hotel Brand	Positioning	Manachised	Leased	Rooms
A.T. House	Luxury	-	1	214
SAVHE	Upscale	1	1	348
Atour S	Upscale	88	2	12,540
Atour	Upper midscale	1,468	17	169,404
Atour X	Upper midscale	180	3	19,541
Atour Light	Midscale	187	-	17,312
Total		1,924	24	219,359

	All Hotels in Operation
	Three Months Ended September 30, 2024	Three Months Ended June 30, 2025	Three Months Ended September 30, 2025
Occupancy rate[3] (in percentage)
Manachised hotels	80.2%	76.2%	80.1%
Leased hotels	85.6%	82.4%	85.0%
All hotels	80.3%	76.4%	80.2%

ADR[3] (in RMB)
Manachised hotels	452.1	429.6	444.2
Leased hotels	586.6	590.7	602.3
All hotels	455.8	432.8	447.2

RevPAR[3] (in RMB)
Manachised hotels	375.6	339.9	368.2
Leased hotels	527.4	513.0	541.9
All hotels	379.5	343.1	371.3

	Hotels in Operation for More Than 18 Months in Q3 2025[4]
	Number of hotels		Same-hotel Occupancy[3] (in percentage)		Same-hotel ADR[3] (in RMB)		Same-hotel RevPAR[3] (in RMB)
	Q3 2024	Q3 2025	Q3 2024	Q3 2025	Q3 2024	Q3 2025	Q3 2024	Q3 2025
Manachised hotels	1,161	1,161	82.0%	80.8%	457.7	441.9	389.0	369.4
Leased hotels	21	21	85.6%	85.0%	602.1	579.7	541.9	520.6
All hotels	1,182	1,182	82.1%	80.9%	461.3	445.4	392.6	373.0

3 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

4 For any given period, we define “same-hotel” to be a hotel that has operated for a minimum of 18 calendar months as of the 15th day (inclusive) of any month within that period. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the given period, compared to the corresponding metrics generated by these “same hotels” during the same period in 2024.